

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

John Bencich
Chief Executive Officer
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

   Re: Achieve Life Sciences, Inc.
     Registration Statement on Form S-3
     Filed April 26, 2024
     File No. 333-278961

Dear John Bencich:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Chelsea Anderson